UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

Commission file numbers 1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc.

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.

4370 Peachtree Rd. NE

Atlanta, Georgia 30319

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)

Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2019, required by Form 11-K, together with the report thereon of RSM US LLP, independent registered public accounting firm, dated June 29, 2020, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consent of RSM US LLP, independent registered public accounting firm, dated June 29, 2020, being filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC.
CAPITAL ACCUMULATION PLAN

Date: June 29, 2020	By: /s/ James C. Ryan
James C. Ryan
Gray Television, Inc. Executive Vice President,
Chief Financial Officer and Member of Benefits Administration Committee

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of RSM US LLP	12

Gray Television, Inc.

Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2019

Gray Television, Inc. Capital Accumulation Plan

Index

December 31, 2019 and 2018

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

EX-23.1 CONSENT OF RSM US LLP	12

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee, Plan Administrator, and Plan Participants of Gray Television, Inc. Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2004.

Atlanta, Georgia

June 29, 2020

Gray Television, Inc. Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets
Investments at fair value:
Mutual funds	$275,990,983	$115,285,318
Guaranteed portfolio fund	18,841,048	11,007,508
Self-directed brokerage accounts	3,516,890	2,793,268
Gray Television, Inc. Common Stock Fund - Class A	2,503,226	842,201
Gray Television, Inc. Common Stock Fund	22,094,531	12,793,834

Total investments	322,946,678	142,722,129

Receivables:
Employee contributions	$967,946	$—
Employer contributions	4,916,600	4,224,927
Notes receivable from participants	4,922,192	2,047,763

Total receivables	10,806,738	6,272,690

Net assets available for benefits	$333,753,416	$148,994,819

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions:
Investment income:
Net appreciation in fair value of investments	$37,845,980
Interest and dividends	8,663,990

Total investment gain	46,509,970

Interest income on notes receivable from participants	286,215

Contributions:
Participant	26,627,250
Rollover	118,796,025
Employer - discretionary	4,511,508
Employer - matching	11,709,352

Total contributions	161,644,135

Total additions	208,440,320

Deductions:
Benefits paid to participants	23,508,519
Administrative expenses	173,204

Total deductions	23,681,723

Net increase in net assets available for benefits	184,758,597
Net assets available for benefits, beginning of year	148,994,819

Net assets available for benefits, end of year	$333,753,416

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. Employees are eligible to participate in the Plan beginning the first of the month following or coinciding with six months of employment. For acquired stations, the Company will determine eligibility for participation based on information in the buy/sell agreement. If no information is provided, the Company will honor previous service to determine eligibility into the Plan. On January 2, 2019, the Company acquired Raycom Media, Inc. (“Raycom”). In connection therewith, Raycom employees began participating in the Plan and had the option to rollover their account balances and plan loans from the Raycom Media, Inc. 401(k) Savings Plan (“Raycom Plan”). Assets totaling $109,022,315 were rolled over from the Raycom Plan to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Employee Benefits Committee is the Plan Administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Empower Retirement (“Empower”), a subsidiary of Orchard Trust Company, serves as the Plan’s custodian and recordkeeper.

Contributions

The Plan allows participants to make contributions up to 100% of their compensation on a before-tax basis. If no deferral election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to defer 3% of the participant’s compensation to the Plan on a before-tax basis. Contribution percentages auto escalate by 1% each year if a participant does not change the contribution percentage from the default percentage. Employees may elect to opt out from being automatically enrolled in the Plan. Participants may change their deferral percentages daily. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions and catch-up contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(g)(1) to $19,000 and $6,000, respectively, in 2019. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $56,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a Qualified Automatic Contribution Arrangement (QACA) matching contribution. Under this arrangement, the Plan must offer a schedule of minimum default percentages that start at 3%, which must increase each year to at least 6%. The QACA contribution is equal to a percentage of the eligible contributions of Plan participants not to exceed 3.5% of eligible compensation as defined in the Plan document. Effective January 1, 2019, the Employer match is 100% of the first 1% of eligible compensation plus an additional 50% of the next 5% of eligible compensation. A true-up matching contribution is made for participants who reached the limit within the plan year. True-up matching contributions will be issued after the end of the plan year but no later than September 15th of the following plan year.

The Employer may also elect to make a discretionary contribution, as determined by a declaration of its Board of Directors, to each active participant account based on the respective participant’s eligible compensation during the year. For the year ended December 31, 2019, the Employer made a discretionary contribution in the form of Employer stock of $4,511,508, which was recorded as Employer contributions receivable as of December 31, 2019 and was remitted to the Plan in March 2020. Active plan participants as of December 31 of the plan year are eligible to receive a discretionary contribution.

Investment Options

Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers twenty nine mutual funds, one guaranteed investment account, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s matching and discretionary contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Effective January 1, 2019, Employer QACA matching contributions are 100% vested after 2 years. Discretionary contributions are 100% vested after 3 years. Forfeitures may be used to reduce future Employer contributions, fund Qualified Non-Elective Employer Contributions (“QNECs”), and/or pay plan expenses. As of December 31, 2019 and 2018, the Company had $452,162 and $289,782, respectively, of forfeitures available for use.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.

Notes Receivable From Participants

Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 or (b) the greater of one-half of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000 and may not have more than one loan outstanding at a time. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2019 ranged from 3.25% to 9.50%.

2. Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reported period. Actual results could differ from these estimates.

Payments of Benefits

Benefits are recorded when paid.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts which are reported at contract value). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed portfolio fund does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the Plan cannot withdraw money until maturity; the contract is not considered fully benefit-responsive in accordance with Accounting Standards Codification (ASC) Topic 960 and is, therefore, reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis and are recorded in the year in which the participants’ related compensation was earned. All participant and Employer contributions are participant-directed. Participant contributions in excess of amounts allowed by regulation are recorded as a liability with a corresponding reduction of contributions in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan payments, participant loans in default are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation (depreciation) in fair value of investments of the related fund as they are paid through a revenue sharing agreement, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Recent Accounting Pronouncements

There are no recently issued accounting standards that the Plan’s management believes will have a significant effect on the financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments

FASB ASC Topic 820, Fair Value Measurements, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that that Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable inputs for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2019 and 2018.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed portfolio fund: Valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 4). In determining the reasonableness of the methodology, the Benefits Administration Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing market data (for example, swap curve rate).

Self-directed brokerage accounts: Accounts primarily consist of common stocks and mutual funds that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The following tables set forth the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$275,990,983	$—	$—	$275,990,983
Common stock	24,597,757	—	—	24,597,757
Guaranteed portfolio fund	—	18,841,048	—	18,841,048
Self-directed brokerage accounts	3,516,890	—	—	3,516,890

Total assets at fair value	$304,105,630	$18,841,048	$—	$322,946,678

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$115,285,318	$—	$—	$115,285,318
Common stock	13,636,035	—	—	13,636,035
Guaranteed portfolio fund	—	11,007,508	—	11,007,508
Self-directed brokerage accounts	2,793,268	—	—	2,793,268

Total assets at fair value	$131,714,621	$11,007,508	$—	$142,722,129

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2019, there were no transfers between levels 1, 2 and 3.

4. Investment Contract with Insurance Company

In 2009, the Plan entered into a guaranteed portfolio fund with Empower. Empower maintains the contributions in a general account to which it adds interest at the contract rate. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As disclosed in Note 2, the investment contract is not fully benefit-responsive and, therefore, is reported at fair value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

5. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has not applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

6. Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust and Empower, the trustee and custodian of the Plan, respectively. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

8. Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits at December 31, 2019 and 2018 per these financial statements to the net assets per the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$333,753,416	$148,994,819
Current year employee contributions receivable	(967,946)	—
Current year employer contributions receivable	(4,916,600)	(4,224,927)
Deemed distributions	(112,198)	(4,422)

Net assets per the Form 5500	$327,756,672	$144,765,470

The following table presents a reconciliation of investments at December 31, 2019 and 2018 per these financial statements to investments per the Form 5500:

	2019	2018
Investments per the financial statements	$322,946,678	$142,722,129
Deemed distributions	(112,198)	(4,422)
Notes receivable from participants	4,922,192	2,047,763

Investments per the Form 5500	$327,756,672	$144,765,470

The following table presents a reconciliation of the increase in net assets available for benefits for the year ended December 31, 2019 per the financial statements to net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$184,758,597
Current year deemed distributions	(112,198)
Prior year deemed distributions	4,422
Current year employee contributions receivable	(967,946)
Current year employer contributions receivable	(4,916,600)
Prior year employer contributions receivable	4,224,927
Rollover notes receivable from participants	(3,150,995)

Net income per the Form 5500	$179,840,207

9. Subsequent Events

On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Gray Television, Inc. common stock and Plan assets.

Effective May 1, 2020, Gray Television adopted the following provisions under the CARES Act to provide expanded access to retirement plan accounts for distributions and loans: Coronavirus-related distributions and Coronavirus-related loan repayment suspensions. Under the Coronavirus-related distribution provision, employees may request a distribution of up to $100,000 (or 100% of the employee’s vested balance) through December, 2020. Under the Coronavirus-related repayment suspension provision, employees may request to suspend existing loan repayments through December, 2020.

Gray Television, Inc. Capital Accumulation Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2019

Employer Identification Number: 58-0285030

Plan Number: 003

	Identity of Issuer, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost				Current Value
		Mutual Funds:
	Alliance Bernstein	AB Large Cap Growth, 177,932 shares	*	*			11,179,457
	American Beacon	American Beacon Small Cap Val Inst, 106,501 shares	*	*			2,591,180
	American Century	American Century Strategic Conservative, 2,561,204 shares	*	*			14,035,397
	American Funds	American Funds Target Date 2015, 34,921 shares	*	*			414,856
	American Funds	American Funds Target Date 2020, 337,076 shares	*	*			4,381,988
	American Funds	American Funds Target Date 2025, 643,519 shares	*	*			9,092,917
	American Funds	American Funds Target Date 2030, 583,746 shares	*	*			8,878,773
	American Funds	American Funds Target Date 2035, 442,027 shares	*	*			6,997,294
	American Funds	American Funds Target Date 2040, 134,112 shares	*	*			2,182,006
	American Funds	American Funds Target Date 2045, 155,502 shares	*	*			2,578,231
	American Funds	American Funds Target Date 2050, 104,662 shares	*	*			1,704,952
	American Funds	American Funds Target Date 2055, 46,381 shares	*	*			949,423
	American Funds	American Funds Target Date 2060, 45,112 shares	*	*			614,875
	American Funds	American Funds American Balanced R6, 686,409 shares	*	*			19,569,516
	American Funds	American Funds Europacific R6, 319,307 shares	*	*			17,737,480
	American Funds	American Funds Investment Co of America R6, 161,360 shares	*	*			6,383,396
	Blackrock	Blackrock Mid Cap Growth Equity K, 248,438 shares	*	*			7,502,818
	Franklin	Franklin Small Cap Growth, R6, 145,711 shares	*	*			3,486,854
	Goldman Sachs	Goldman Sachs US Mortgages R6, 3851,888 shares	*	*			8,936,306
	Invesco	Invesco Multi Asset Income Y, 94,298 shares	*	*			1,024,072
	JP Morgan	JP Morgan Growth and Income R6, 57,173 shares	*	*			3,282,860
	JP Morgan	JP Morgan Mid Cap Value R6, 96,861 shares	*	*			3,840,533
	Loomis Sayles	Loomis Sayles Core Plus Bond N, 519,612 shares	*	*			6,921,234
	Putnam Dynamic	Putnam Dynamic Asset Allocation Balance A, 5,197,123 shares	*	*			78,268,678
	Putnam Dynamic	Putnam Dynamic Asset Allocation Growth A, 571,278 shares	*	*			9,477,501
	T. Rowe Price	T. Rowe Price Mid Cap, 625,046 shares	*	*			5,175,385
	Vanguard	Vanguard Large Cap Index, 261,723 shares	*	*			19,548,087
	Vanguard	Vanguard Mid Cap Index Fund, 45,980 shares	*	*			10,145,969
	Vanguard	Vanguard Small Cap, 114,514 shares	*	*			9,088,945
*	Empower	Guaranteed Portfolio Fund	*	*			18,841,048
		Common Stock:
*	Gray Television, Inc.	Unitized Common Stock — Class A, 90,117 units	*	*			2,503,226
*	Gray Television, Inc.	Unitized Common Stock, 625,174 units	*	*			22,094,531
*	Various	Self-directed brokerage accounts	*	*			3,516,890
*	Various participants	Notes receivable from participants; maturity dates range through November 2042 and interest rates range from 3.25% - 9.50%	*	*	*	**	4,809,994

							$327,756,672

*	Indicates a party-in-interest.
**	Cost information is not required for participant-directed information and, therefore, is not included.
***	Net of $112,198 in deemed loan distributions.